Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Production in First Quarter, 2011;
Produces 900,133 oz Silver (Up 17%) and 5,008 oz Gold (Up 33%)

Vancouver, Canada – April 11, 2011 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) announced today that the Company set new records for silver and gold production in the First Quarter, 2011 from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.

Silver production was up 17% to 900,133 ounces (oz) and gold production was up 33% to 5,008 oz compared to the First Quarter 2010.  Revenues were up 95% to $35.4 million thanks to both the higher metal production and higher realized metal prices.

Production Highlights of First Quarter 2011 (Compared to First Quarter 2010)

•	Silver production increased 17% to 900,133 oz
•	Gold production rose 33% to 5,008 oz
•	Silver and equivalents production escalated 20% to 1.1 million oz (at a 40:1 silver:gold ratio)

•	Revenues jumped 95% to $35.4 million
•	Realized silver price rose 96% to $33.18 per oz sold (4.1% above average spot price for Q10)
•	Realized gold price rose 28% to $1,413 per oz sold (1.9% above average spot price for Q10)

Production Table for First Quarter 2011

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	91,104	1,012	307	0.70	73.8	85.4	663,202	1,750
Guanajuato	50,838	565	184	2.53	78.8	78.8	236,931	3,258
Consolidated	141,942	1,576	263	1.36	75.0	81.0	900,133	5,008

Godfrey Walton, President and COO, stated, “Endeavour reported its best-ever quarter of silver and gold production in Q1, 2011.  With plant throughput up sharply year-on-year and silver recoveries up slightly quarter-on quarter, we are right on track to meet our production forecast of 3.7 million oz silver in 2011.  As a result of our record production and rising precious metal prices, the Company also set new records for revenues and realized metal prices per ounce sold during the First Quarter.”

“Like 2010, the production in 2011 is expected to be relatively flat in Q1 and Q2 as the Company focuses on its capital expansion programs but should increase thereafter once the Guanajuato plant expansion from 600 tonnes per day (tpd) to 1000 tpd is completed in Q3, 2011.  That capital project is well underway and is on schedule and budget.  All required mill equipment has been purchased, including a refurbished 900 tpd ball mill, cone crusher, conveyors, cyclones and flotation cells.  All of the equipment is now on site with the exception of the ball mill which is scheduled to be delivered in Q2.”

“The dry stack tailings capital project at Guanacevi is also on time and budget, the design work is complete the filter presses have been ordered and completion is expected in Q3 2011. The new 115 Kva power line is currently being designed with installation scheduled for commencement this quarter and completion late this year.  Mine development will accelerate at both mines once new equipment and new miners arrive at the mine-sites.  Both the Santa Cruz mine at Guanacevi and the Lucero South mine at Guanajuato are being actively developed for production this year.

At Guanacevi, the Porvenir Norte ore-body continues to dominate production with Porvenir Dos ores complementing it.  At Guanajuato, the Lucero vein continues to contribute significantly to production with the balance of ore coming from Cebada and Bolanitos.”

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.